

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-mail
Mr. Jan Gustavsson, General Counsel
Coca-Cola Hellenic Bottling Company S.A.
9, Fragoklissias Street
151 25 Maroussi Athens, Greece

**Re:     Coca-Cola Hellenic Bottling Company S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed March 29, 2011
File No. 001-31466**

Dear Mr. Gustavsson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 17. Financial Statements, page 179

1.  We note your presentation of expenses by function in the consolidated income statement. We also note that you provided some information on operating expenses and staff costs in Note 20.  Please tell us how you considered the guidance in IAS 1.104 about providing additional disclosures on expenses by nature especially significant costs such as raw materials.  Please provide us with the text of proposed disclosures to be included in future filings.

Note 31.  Contingencies, page F-82

2.  We note your disclosure about the litigation with the Greek Competition Authority and the last decision was issued in 2007 and that the case is still pending before the Supreme Administrative Court of Greece.  Please tell us how you considered the guidance in IAS

37.85 and the need to update your disclosure for the three years ending December 31, 2010.  In this regard please clarify the uncertainties about the amount and timing of the potential cash outflows and provides adequate information about recent developments in this litigation.

Exhibits

3.  We note that Exhibit 2.3 appears to be missing schedule 3.  Please confirm that you will file this exhibit in its entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3291 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.  Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director